EXHIBIT 99.1

B Communications Ltd. Expects to Receive Approximately
 NIS 390 Million in Dividends From Bezeq - The Israel Telecommunication Corp. Ltd.

Ramat Gan, Israel - September 20, 2010 - B Communications Ltd. (NASDAQ: BCOM) reports that on September 12, 2010, the General Meeting of its controlled 30.41% subsidiary, Bezeq - The Israel Telecommunication Corp. Ltd. (“Bezeq”), approved the distribution of a dividend of NIS 0.4780459 (approximately US $0.13) per share (a total of approximately NIS 1.28 billion or US $340 million) to Bezeq shareholders of record on September 20, 2010. The dividend is expected to be paid on October 7, 2010.

Accordingly, B Communications expects to receive approximately NIS 390 million (approximately US $103 million) as a dividend on the payment date.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its approximately 76.62% interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest (approximately 30.41% in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ). Internet Gold also owns a number of Internet media and e-Commerce companies. Internet Gold’s shares are traded on Nasdaq and the TASE under the symbol IGLD. For more information, please visit the following Internet sites: www.eurocom.co.il; www.igld.com; www.bcommunications.co.il:www.ir.bezeq.co.il/

For further information, please contact:

Idit Azulay – IR director

i.azulay@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

Mor Dagan - Investor Relations

mor@km-ir.co.il / Tel: +972-3-516-7620